UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated 19 September 2017

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-208478 AND 333-208478-01) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K DATED 19 SEPTEMBER 2017

Table of Contents

EX-5.1

EX-5.2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 19 September, 2017	/s/ D.J. JACKSON
D.J. JACKSON
Company Secretary

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibit

5.1	—	Opinion of Associate General Counsel—Global Corporate of BP p.l.c., as to the validity of the Guaranteed Debt Securities of BP Capital Markets p.l.c. and the Guarantees of BP p.l.c. as to certain matters of English law.

5.2	—	Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to BP p.l.c. and BP Capital Markets p.l.c., as to the validity of the Guaranteed Debt Securities of BP Capital Markets p.l.c. and the Guarantees of BP p.l.c. as to certain matters of New York law.